PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-189888
Dated February 26, 2014

Optimization

# Royal Bank of Canada Airbag Return Optimization Securities

## $1,470,000 Securities Linked to the EURO STOXX 50® Index, due on February 28, 2017

## Investment Description

Airbag Return Optimization Securities are unconditional, unsecured and unsubordinated debt securities issued by Royal Bank of Canada with returns linked to the performance of the EURO STOXX 50® Index (the "Index") (each, a "Security" and collectively, the "Securities"). If the Index Return is positive, Royal Bank of Canada will repay the principal amount at maturity plus pay a return equal to 1.50 (the "Multiplier") times the Index Return, up to the Maximum Gain of 47.25%. If the Index Return is negative but greater than or equal to the Threshold Percentage of -20%, Royal Bank of Canada will pay you the principal amount at maturity. If the Index Return is negative and less than the Threshold Percentage, Royal Bank of Canada will pay less than the full principal amount, and you will lose 1.25% of the principal of your Securities for every 1.00% by which the Index Return is less than the Threshold Percentage, up to a loss of the full principal amount. **Investing in the Securities involves significant risks. The Securities do not pay dividends or interest. You may lose some or all of your principal amount. The Securities will not be listed on any exchange. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada. If Royal Bank of Canada were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

## Features

❑ **Enhanced Growth Potential Up to the Maximum Gain**— At maturity, if the Index Return is positive, Royal Bank of Canada will pay you the principal amount plus a return equal to the Multiplier times the Index Return up to the Maximum Gain of 47.25%. If the Index Return is negative, investors may be exposed to the negative Index Return at maturity.

❑ **Contingent Repayment of Principal**— If the Index Return is negative, but greater than or equal to the Threshold Percentage, Royal Bank of Canada will repay your principal amount. If the Index Return is negative and less than the Threshold Percentage, Royal Bank of Canada will pay will pay you less than the principal amount, resulting in a 1.25% loss on the principal amount of your Securities for every 1.00% by which the Index Return is less than the Threshold Percentage. Accordingly, you may lose some or all of the principal amount of the Securities. The contingent repayment of principal applies only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.

## Key Dates

| | |
|---|---|
| Trade Date | February 26, 2014 |
| Settlement Date | February 28, 2014 |
| Final Valuation Date[1] | February 22, 2017 |
| Maturity Date[1] | February 28, 2017 |

[1]  Subject to postponement in the event of a market disruption event as described below.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE THE FULL DOWNSIDE MARKET RISK OF THE INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF ROYAL BANK OF CANADA. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''RISK FACTORS'' BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU COULD LOSE SOME OR ALL OF THE PRINCIPAL AMOUNT OF THE SECURITIES.

## Security Offering

We are offering Airbag Return Optimization Securities Linked to the EURO STOXX 50® Index. The return on the principal amount is subject to, and will not exceed, the predetermined Maximum Gain.

| Underlying Index | Multiplier | Maximum Gain | Index Starting Level | Threshold Percentage | CUSIP | ISIN |
|---|---|---|---|---|---|---|
| EURO STOXX 50® Index | 1.50 | 47.25% | 3,148.19 | -20% | 78010Y562 | US 78010Y5621 |

See "Additional Information about Royal Bank of Canada and the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated July 23, 2013, the prospectus supplement dated July 23, 2013, and this pricing supplement.

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.*

| Offering of Securities | Price to Public[1] | | Fees and Commissions[1] | | Proceeds to Us | |
|---|---|---|---|---|---|---|
| | Total | Per Security | Total | Per Security | Total | Per Security |
| Securities Linked to the EURO STOXX 50® Index | $1,470,000 | $1,000 | $0 | $0 | $1,470,000 | $1,000 |

[1]  With respect to sales to certain fee-based advisory accounts for which UBS is an investment adviser, UBS will act as placement agent at a purchase price of $10.00 per Security and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 15 of this pricing supplement.

The initial estimated value of the Securities as of the date of this document is $988.90 per $1,000 in principal amount, which is less than the price to public. The actual value of the Securities at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value under ''Risk Factors'' beginning on page 5, "Supplemental Plan of Distribution (Conflicts of Interest)" on page 16 and "Structuring the Securities" on page 16 of this pricing supplement.

The Securities will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

**UBS Financial Services Inc.**                                **RBC Capital Markets, LLC**

## Additional Information about Royal Bank of Canada and the Securities

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 relating to our senior global medium-term notes Series F of which these Securities are a part. **This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" below, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- ♦ Prospectus supplement dated July 23, 2013:
  http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

- ♦ Prospectus dated July 23, 2013:
  http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

As used in this pricing supplement, the "Company," "we," "us" or "our" refers to Royal Bank of Canada.

## Investor Suitability

**The Securities may be suitable for you if, among other considerations:**

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate the loss of all or a substantial portion of the principal amount of the Securities and are willing to make an investment that may have the full downside market risk as a hypothetical investment in the Index.

♦ You believe the level of Index will appreciate over the term of the Securities and that the appreciation is unlikely to exceed the Maximum Gain.

♦ You understand and accept that your potential return is limited by the Maximum Gain and you are willing to invest in the Securities based on the Maximum Gain indicated on the cover hereof.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index stocks.

♦ You seek an investment with returns linked to the performance of companies located in the Eurozone.

♦ You are willing to hold the Securities to maturity, a term of approximately three years, and accept that there may be little or no secondary market for the Securities.

♦ You are willing to assume the credit risk of Royal Bank of Canada for all payments under the Securities, and understand that if Royal Bank of Canada defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

**The Securities may not be suitable for you if, among other considerations:**

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You cannot tolerate the loss of all or a substantial portion of the principal amount of the Securities, and you are not willing to make an investment that may have the full downside market risk as a hypothetical investment in the Index.

♦ You believe that the level of the Index will decline over the term of the Securities such that the Index Return is less than the Threshold Percentage, or you believe the level of the Index will appreciate over the term of the Securities by a percentage that exceeds the Maximum Gain.

♦ You seek an investment that has unlimited return potential without a cap on appreciation.

♦ You are unwilling to invest in the Securities based on the Maximum Gain indicated on the cover hereof.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.

♦ You seek current income from this investment or prefer to receive the dividends paid on the Index stocks.

♦ You do not seek an investment with returns linked to the performance of companies located in the Eurozone.

♦ You are unable or unwilling to hold the Securities to maturity, a term of approximately three years, or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of Royal Bank of Canada for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Risk Factors" below for risks related to an investment in the Securities.

## Final Terms of the Securities[1]

| | |
|---|---|
| Issuer: | Royal Bank of Canada |
| Issue Price: | $1,000 per Security. |
| Principal Amount: | $1,000 per Security. The payment at maturity will be based on the principal amount. |
| Term: | Approximately three years |
| Index: | EURO STOXX 50® Index |
| Multiplier: | 1.50 |
| Maximum Gain: | 47.25% |
| Downside Participation Factor: | 1.25 |

**Payment at Maturity (per $1,000 Security):**

**If the Index Return is positive:** Royal Bank of Canada will pay you:

$1,000 + $1,000 × (the lesser of: (a) the Index Return x Multiplier and (b) the Maximum Gain);

**If the Index Return negative, but greater than or equal to the Threshold Percentage,** Royal Bank of Canada will pay you:

$1,000

**If the Index Return is negative and less than the Threshold Percentage,** Royal Bank of Canada will pay you a cash payment that is less than the principal amount of $1,000, and you will lose 1.25% of the principal amount of your Securities for every 1.00% by which the negative Index Return is less than the Threshold Percentage, calculated as follows:

$1,000 + [$1,000 x (Index Return – Threshold Percentage) x Downside Participation Factor]

*In this scenario, you will lose some or all of the principal amount of the Securities.*

| | |
|---|---|
| Index Return: | $$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$ |
| Threshold Percentage | -20.00% |

| | |
|---|---|
| Index Starting Level: | 3,148.19, which was the Index Closing Level on the Trade Date. |
| Index Ending Level: | The Index Closing Level on the Final Valuation Date. |

## Investment Timeline

**Trade Date:** The Maximum Gain was set. The Index Starting Level was determined.



**Maturity Date:**

The Index Ending Level and Index Return are determined.

If the Index Return is positive, Royal Bank of Canada will pay you a cash payment per $1,000 Security that provides you with your principal amount plus a return equal to the Index Return times the Multiplier, subject to the Maximum Gain. Your payment at maturity per $1,000 Security will be equal to:

$1,000 + $1,000 × (the lesser of: (a) the Index Return x Multiplier and (b) the Maximum Gain);

If the Index Return is negative, but greater than or equal to the Threshold Percentage, Royal Bank of Canada will pay you the principal amount per Security.

If the Index Return is less than the Threshold Percentage, then Royal Bank of Canada will pay you a cash payment that is less than the principal amount of $1,000 per Security, resulting in a loss of 1.25% of the principal amount of your Securities for every 1.00% by which the Index Return is less than the Threshold Percentage, calculated as follows:

$1,000 + [$1,000 x (Index Return – Threshold Percentage) x Downside Participation Factor]

*In this scenario, you will lose some or all of the principal amount of the Securities.*

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF ROYAL BANK OF CANADA. IF ROYAL BANK OF CANADA WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

---

[1] Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.

An investment in the Securities is subject to the risks described below, as well as the risks described under "Risk Factors" in the prospectus and the prospectus supplement. An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in any of the component securities of the Index. We also urge you to consult your investment, legal, tax, accounting and other advisors before investing in the Securities.

♦ **Your Investment in the Securities May Result in a Loss of Principal:** The Securities differ from ordinary debt securities in that Royal Bank of Canada is not necessarily obligated to repay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index Return is negative and less than the Threshold Percentage, Royal Bank of Canada will pay you a cash payment that is less than the principal amount of $1,000 per Security, resulting in a loss of more than 1.00% of the principal amount of your Securities for every 1.00% by which the Index Return is less than the Threshold Percentage. *Accordingly, any incremental decline in the Index Return below the Threshold Percentage will result in a proportionately higher loss to the principal amount and you could lose the entire principal amount of the Securities.*

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity:** You should be willing to hold the Securities to maturity. If you are able to sell your Securities in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Multiplier times the Index's return at the time of sale even if such return is positive and does not exceed the Maximum Gain.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity:** The contingent repayment of principal only applies at maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the level of the Index is above the level represented by the Threshold Percentage at the time of sale.

♦ **The Appreciation Potential of the Securities Is Limited by the Maximum Gain:** If the Index Return is positive, Royal Bank of Canada will pay you $1,000 per Security at maturity plus an additional return equal to the Multiplier times the Index Return that will not exceed the Maximum Gain, regardless of the appreciation in the Index, which may be significant. Therefore, your return on the Securities may be less than your return would be on a hypothetical direct investment in the Index or in the component stocks of the Index.

♦ **No Interest Payments:** Royal Bank of Canada will not pay any interest with respect to the Securities.

♦ **Credit Risk of Royal Bank of Canada:** The Securities are unsubordinated, unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of Royal Bank of Canada to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Royal Bank of Canada may affect the market value of the Securities and, in the event Royal Bank of Canada were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire initial investment.

♦ **Your Return on the Securities May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity:** The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you could earn if you bought a conventional senior interest bearing debt security of Royal Bank of Canada with the same maturity date or if you were able to invest directly in the Index or the securities included in the Index. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

♦ **No Dividend Payments or Voting Rights:** Investing in the Securities is not equivalent to investing directly in any of the component securities of the Index. As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

♦ **Lack of Liquidity:** The Securities will not be listed on any securities exchange. RBC Capital Markets, LLC ("RBCCM") intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which RBCCM is willing to buy the Securities.

♦ **The Initial Estimated Value of the Securities Is Less than the Price to the Public:** The initial estimated value that is set forth on the cover page of this document, which is less than the public offering price you pay for the Securities, does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Securities in any secondary market (if any exists) at any time. If you attempt to sell the Securities prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Index, the borrowing rate we pay to issue securities of this kind and our estimated profit and the costs relating to our hedging of the Securities. These factors, together with various credit, market and economic factors over the term of the Securities, are expected to reduce the price at which you may be able to sell the Securities in any secondary market and will affect the value of the Securities in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Securities prior to maturity may be less than the price to public, as any such sale price would not be expected to include our estimated profit and the costs relating to our hedging of the Securities. In addition, any price at which you may sell the Securities is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Securities determined for any secondary market price is expected to be based on the secondary rate rather than the internal borrowing rate used to price the Securities and determine the initial estimated value. As a result, the secondary price will be less than if the internal borrowing rate was used. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **Our Initial Estimated Value of the Securities Is an Estimate Only, Calculated as of the Time the Terms of the Securities Are Set:** The initial estimated value of the Securities is based on the value of our obligation to make the payments on the Securities, together with the mid-market value of the derivative embedded in the terms of the Securities. See "Structuring the Securities" below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Securities. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Securities or similar securities at a price that is significantly different than we do.

The value of the Securities at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Securities in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Securities.

♦ **The Index Ending Level May Be Less Than the Index Closing Level at Other Times During the Term of the Securities:** Because the Index Ending Level is calculated based on the Index Closing Level on the Final Valuation Date only, the level of the Index at the maturity date or at other times during the term of the Securities, including dates near the Final Valuation Date, could be higher than the Index Ending Level. This difference could be particularly large if there is a significant increase in the level of the Index after the Final Valuation Date, or if there is a significant decrease in the level of the Index around the time of the Final Valuation Date, or if there is significant volatility in the Index level during the term of the Securities (especially on dates near the Final Valuation Date). For example, if the Index closing levels increase or remain relatively constant during the initial term of the Securities and then decrease on or before the Final Valuation Date, then the Index Ending Level may be significantly less than if it were calculated on a date earlier than the Final Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if the Index Ending Level was determined at an earlier time or if you had invested in the Index or the equity securities underlying the Index directly.

♦ **The Securities Are Not Designed to Be Short-Term Trading Instruments:** The price at which you will be able to sell the Securities to any party prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities and from the amount expected at maturity from the Issuer, even in cases where the Index has appreciated since the Trade Date. The potential returns described in this pricing supplement assume that your Securities, which are not designed to be short-term trading instruments, are held to maturity.

♦ **There Are Potential Conflicts of Interest Between You and the Calculation Agent:** The calculation agent will, among other things, determine the amount of your payment at maturity on the Securities. Our wholly-owned subsidiary, RBCCM, will serve as the calculation agent. We may change the calculation agent after the settlement date without notice to you. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Securities, the calculation agent may have a conflict of interest if it needs to make a determination of this kind.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates:** RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Securities.

♦ **Non-U.S. Securities Markets Risks:** Because foreign companies or foreign equity securities held by the Index are publicly traded in Europe and are denominated in euro, investments in the Securities involve particular risks. For example, the European securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Specifically, the stocks included in the Index are issued by companies located within the Eurozone, which is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of the Index and, consequently, on the value of the Securities.

♦ **The Index Return Will Not Be Adjusted For Changes in Exchange Rates Relative to the U.S. Dollar Even Though the Index Constituent Stocks Are Traded in a Foreign Currency and the Securities Are Denominated in U.S. Dollars:** The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the index constituent stocks are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

♦ **STOXX Limited ("STOXX," or the "Index Sponsor") May Adjust the Index in A Way that Affects its Level, and the Index Sponsor Has No Obligation to Consider Your Interests:** The Index Sponsor is responsible for calculating and maintaining the Index. The Index Sponsor can add, delete or substitute the equity securities included in the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of equity securities included in the Index may affect the level of the Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Securities. The Index Sponsor has no obligation to consider your interests in calculating or revising the Index. See the section below, "The EURO STOXX 50® Index," for additional information about the Index.

♦ **We Are Not Currently Affiliated with Any Company That is Included in the Index:** To our knowledge, we are not currently affiliated with any issuers that are included in the Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the level of the Index or the Securities. None of the money you pay us will be paid to the Index Sponsor or any of the issuers of the equity securities included in the Index and none of those issuers will be involved in the offering of the Securities in any way. None of those issuers will have any obligation to consider your interests as a holder of the Securities in taking any actions that might affect the value of the Securities.

♦ **If the Level of the Index Changes, the Market Value of your Securities May Not Change in the Same Manner:** Owning the Securities is not the same as owning the Securities underlying the Index. Accordingly, changes in the level of the Index may not result in a comparable change of the market value of the Securities. If the level of the Index on any trading day increases above the Index Starting Level, the value of the Securities may not increase in a comparable manner, if at all. It is possible for the level of the Index to increase while the value of the Securities declines.

♦ **We, UBS and Our Respective Affiliates May Have Adverse Economic Interests to the Holders of The Securities:** We, UBS and our respective affiliates trade the equity securities underlying the Index and other financial instruments related to the Index and its component securities on a regular basis, for their accounts and for other accounts under their management. We, UBS and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index or its component securities. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the Securities. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the Securities and the amount, if any, payable to you at maturity.

We, UBS and our respective affiliates may currently or from time to time engage in business with companies the equity securities of which are included in the Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services.  In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you.  We do not make any representation or warranty to any purchaser of a Security with respect to any matters whatsoever relating to our business with companies the equity securities of which are included in the Index or future price movements of the equity securities underlying the Index.

We may hedge our obligations under the Securities through certain affiliates, who would expect to make a profit on such hedge.  We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, which could have an impact on the Index Return of your Securities.  Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

♦ **Significant Aspects of the Income Tax Treatment of the Securities May be Uncertain:** The tax treatment of the Securities is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or the Canada Revenue Agency regarding the tax treatment of the Securities, and the Internal Revenue Service, the Canada Revenue Agency or a court may not agree with the tax treatment described in this pricing supplement. The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the Securities even though that holder will not receive any payments with respect to the Securities until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the Securities could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis. Please read carefully the sections entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in this pricing supplement, the section "Tax Consequences" in the accompanying prospectus and the section entitled "Certain Income Tax Consequences" in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

♦ **Potential Royal Bank of Canada and UBS Impact on Price:**  Trading or other transactions by Royal Bank of Canada, UBS and their respective affiliates in the equity securities included in the Index or in futures, options, exchange-traded funds or other derivative products on the equity securities included in the Index may adversely affect the market value of the equity securities underlying the Index, the level of the Index and, therefore, the market value of the Securities.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities:**  In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  ♦ the actual or expected volatility of the Index;

  ♦ the time remaining to maturity of the Securities;

  ♦ the dividend rate on the equity securities included in the Index;

  ♦ interest and yield rates in the market generally, as well as in each of the markets of the equity securities included in the Index;

  ♦ a variety of economic, financial, political, regulatory or judicial events; and

  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose, and are able, to sell the Securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.  You may have to sell the Securities at a substantial discount from the principal amount if the level of the Index at that time is at, below or not sufficiently above the level represented by the Initial Level.

You cannot predict the future performance of the Index based on its historical performance.  The level of the Index may decrease such that you may not receive any return of your investment.  If the Index Return is less than the Threshold Percentage, you will lose some or all of your investment at maturity. There can be no assurance that the level of the Index will not decrease so that at maturity you will not lose some or all of your investment.

## Hypothetical Examples and Return Table at Maturity

The following table and hypothetical examples below illustrate the payment at maturity per $1,000 Security for a hypothetical range of Index Returns from -100.00% to +100.00, reflect the Multiplier of 1.50, the Downside Participation Factor of 1.25, the Threshold Percentage of -20%, the Maximum Gain of 47.25%, and assume a hypothetical Index Starting Level of 2,800. The actual Index Starting Level is set forth on the cover hereof. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual payment at maturity will be determined based on the Index Ending Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

**Example 1 – On the Final Valuation Date, the Index closes 2% above the Index Starting Level.** Because the Index Return is positive, Royal Bank of Canada will pay you an amount based upon the lesser of the Index Return times the Multiplier of 1.50 and the Maximum Gain.  Since the Index Return of 2% times the Multiplier of 1.50 is less than the Maximum Gain, the payment at maturity per $1,000 principal amount Security will be calculated as follows:

$$\$1,000 + (\$1,000 \times 2\% \times 1.50) = \$1,000 + \$30 = \$1,030$$

**Example 2 – On the Final Valuation Date, the Index closes 50% above the Index Starting Level.** Because the Index Return is positive, Royal Bank of Canada will pay you an amount based upon the lesser of the Index Return times the Multiplier of 1.50 and the Maximum Gain.  Since the Index Return of 50% times the Multiplier of 1.50 is greater than the Maximum Gain of 47.25%, the payment at maturity will be $1,472.50 per $1,000 principal amount Security, calculated as follows:

$$\$1,000 + (\$1,000 \times 47.25\%) = \$1,000 + \$472.50 = \$1,472.50$$

**Example 3 – On the Final Valuation Date, the Index closes 10% below the Index Starting Level.** Because the Index Return is negative and the Index Return is greater than the Threshold Percentage, Royal Bank of Canada will pay you at maturity the principal amount of $1,000.

**Example 5 – On the Final Valuation Date, the Index closes 40% below the Index Starting Level.** Because the Index Return is less than the Threshold Percentage, Royal Bank of Canada will pay you at maturity a cash payment of $750 per $1,000 principal amount Security (a 25% loss on the principal amount), calculated as follows:

$$\$1,000 + (\$1,000 \times (-40\% - -20\%) \times 1.25) = \$1,000 - \$250 = \$750$$

| Hypothetical Index Ending Level | Hypothetical Index Return* | Hypothetical Payment at Maturity ($) | Total Return on Securities (%)[1] |
|---|---|---|---|
| 5,600.00 | 100.00% | $1,472.50 | 47.25% |
| 4,900.00 | 75.00% | $1,472.50 | 47.25% |
| 4,200.00 | 50.00% | $1,472.50 | 47.25% |
| 4,060.00 | 45.00% | $1,472.50 | 47.25% |
| 3,920.00 | 40.00% | $1,472.50 | 47.25% |
| 3,682.00 | 31.50% | $1,472.50 | 47.25% |
| 3,640.00 | 30.00% | $1,450.00 | 45.00% |
| 3,500.00 | 25.00% | $1,375.00 | 37.50% |
| 3,360.00 | 20.00% | $1,300.00 | 30.00% |
| 3,080.00 | 10.00% | $1,150.00 | 15.00% |
| 2,940.00 | 5.00% | $1,075.00 | 7.50% |
| 2,800.00 | 0.00% | $1,000.00 | 0.00% |
| 2,660.00 | -5.00% | $1,000.00 | 0.00% |
| 2,520.00 | -10.00% | $1,000.00 | 0.00% |
| 2,380.00 | -15.00% | $1,000.00 | 0.00% |
| 2,240.00 | -20.00% | $1,000.00 | 0.00% |
| 1,960.00 | -30.00% | $875.00 | -12.50% |
| 1,680.00 | -40.00% | $750.00 | -25.00% |
| 1,400.00 | -50.00% | $625.00 | -37.50% |
| 840.00 | -70.00% | $375.00 | -62.50% |
| 0.00 | -100.00% | $000.00 | -100.00% |

\* The Index Return excludes any cash dividend payments.
[1] The "total return" is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Security to the purchase price of $1,000 per Security.

## Additional Terms of the Securities

*The following description of the terms of the Securities supplements the description of the general terms of the debt securities set forth under the headings "Description of the Notes We May Offer" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned in the accompanying prospectus supplement and prospectus. The term "Security" refers to $1,000 in principal amount of the Securities.*

The Securities are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States. The Securities are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The principal amount of each Security is $1,000.

### Payment at Maturity

The amount you will receive at maturity is based on the Index Return as described below.

- If the Index Return is positive you will receive at maturity a cash payment per $1,000 in principal amount of the Securities equal to:

  $1,000 + ($1,000 x [the lesser of (a) the Index Return x Multiplier and (b) the Maximum Gain])

- If the Index Return is negative but greater than or equal to the Threshold Percentage, you will receive at maturity a cash payment of $1,000 in principal amount of the Securities.

- If the Index Return is less than the Threshold Percentage, Royal Bank of Canada will pay you a cash payment that is less than the principal amount of $1,000, and you will lose 1.25% of the principal amount of your Securities for every 1.00% by which the negative Index Return is less than the Threshold Percentage, calculated as follows:

  $1,000 + [$1,000 x (Index Return – Threshold Percentage) x Downside Participation Factor]

*You will lose some or all of your investment at maturity if the Index Return is less than the Threshold Percentage.*

The "Maximum Gain" is 47.25%.

The "Threshold Percentage" is -20.00%.

The "Trade Date" is the date on which we priced the Securities for initial sale to the public, February 26, 2014.

The "Settlement Date" is the day on which we issue the Securities for initial delivery to investors, February 28, 2014.

The "Index Return," as calculated by the calculation agent, is the percentage change in the Index Closing Level calculated by comparing the Index Ending Level to the Index Starting Level, calculated as follows:

$$\text{Index Return} = \frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

The "Index Starting Level" is 3,148.19, which was the Index Closing Level on the Trade Date.

The "Index Ending Level" means the Index Closing Level on the Final Valuation Date.

The "Index Closing Level" on any trading day will equal the closing level of the Index or any successor index thereto published following the regular official weekday close of trading on that trading day. In certain circumstances, the "Index Closing Level" will be based on the alternative calculation of the Index described under "— Discontinuation of the Index; Alteration of Method of Calculation" below.

A "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges (as defined below) for securities underlying the Index or the successor index and (ii) the exchanges on which futures or options contracts related to the Index or the successor index are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

A "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The Final Valuation Date is subject to adjustment as described below. If the Final Valuation Date is not a trading day or if there is a market disruption event on such day, the Final Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will the Final Valuation Date be postponed more than ten business days following the date originally scheduled to be that Final Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Final Valuation Date is not a trading day, or if there is a market disruption event on that date, the calculation agent will determine the Index Closing Level for the Final Valuation Date on such date in accordance with the formula for and method of calculating the Index or successor index, as applicable, last in effect prior to the discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for the suspension or limitation) at the close of the principal trading session on that date of each security most recently included in the Index or successor index, as applicable.

The maturity date is subject to adjustment as described below. If the scheduled maturity date is not a business day, then the maturity date will be the next succeeding business day following the scheduled maturity date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the Final Valuation Date, as postponed. We describe market disruption events under "— Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date funds sufficient to make payments of the amount payable, if any, with respect to the Securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the Securities entitled thereto.

9

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in the open market or by private agreement.

## Calculation Agent

RBCCM will act as the calculation agent. The calculation agent determined the Index Starting Level and will determine, among other things, the Index Closing Level on the Final Valuation Date (the Index Ending Level) the Index Return and the payment at maturity, if any, on the Securities. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculating the Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Index Starting Level, the Index Ending Level, the Index Return or any Index Closing Level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 in principal amount of the Securities at maturity, if any, will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .87645 would be rounded up to .8765); and all dollar amounts paid, if any, on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

## Market Disruption Events

Certain events may prevent the calculation agent from determining the Index Closing Level on the Final Valuation Date and, consequently, the Index Return, or calculating the amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the Index and any relevant successor index, a "market disruption event" means:

♦ a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

♦ a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

♦ a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange or market; or

♦ a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the calculation agent in its sole discretion; and

♦ a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) exists at any time, if trading in a security included in the Index (or the relevant successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index (or the relevant successor index) will be based on a comparison of:

♦ the portion of the level of the Index (or the relevant successor index) attributable to that security relative to

♦ the overall level of the Index (or the relevant successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) has occurred:

♦ a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index);

♦ limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

♦ a suspension of trading in futures or options contracts on the Index (or the relevant successor index) by the primary exchange or market trading in such contracts by reason of

♦ a price change exceeding limits set by such exchange or market,

♦ an imbalance of orders relating to such contracts, or

♦ a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index (or the relevant successor index); and

♦ a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the Index (or the relevant successor index) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the Index or any relevant successor index, the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or such successor index, as applicable.

## Discontinuation of the Index; Alteration of Method of Calculation

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then the Index Closing Level on the Final Valuation Date will be determined by reference to the level of such successor index at the close of trading on the relevant exchange for the successor index on such day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the Index prior to, and that discontinuation is continuing on the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at that time or the calculation agent has previously selected a successor index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, the Final Valuation Date, then the calculation agent will determine the Index Closing Level for that date. The Index Closing Level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or successor index, as applicable, last in effect prior to the discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for the suspension or limitation) at the close of the principal trading session on that date of each security most recently included in the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index or successor index had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the date on which the Index Closing Level is to be determined, make any calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or successor index, as the case may be, as if those changes or modifications had not been made, and calculate the Index Closing Level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index), then the calculation agent will adjust its calculation of the Index or such successor index in order to arrive at a level of the Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

## Payment of Additional Amounts

We will pay any amounts to be paid by us on the Securities without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions, or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld, or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Securities, we will pay such additional amounts ("Additional Amounts") as may be necessary, so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a Security or of a right to receive payments in respect thereto (a "Payment Recipient"), which we refer to as an "Excluded Holder," in respect of any taxes imposed because the beneficial owner or Payment Recipient:

    (i)        is someone with whom we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

    (ii)       is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder's activity in connection with purchasing the Securities, the holding of the Securities or the receipt of payments thereunder;

    (iii)      is, or does not deal at arm's length with a person who is, a "specified shareholder" (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of Royal Bank of Canada (generally a person will be a "specified shareholder" for this purpose if that person, either alone or together with persons with whom the person does not deal at arm's length, owns 25% or more of (a) our voting shares, or (b) the fair market value of all of our issued and outstanding shares);

    (iv)      presents such security for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a security for payment on the last day of such 30 day period); for this purpose, the "relevant date" in relation to any payments on any security means:

        (a)      the due date for payment thereof, or

        (b)      if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the Securities in accordance with the Indenture;

    (v)       could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or requiring that any agent comply with, any statutory requirements necessary to establish qualification for an exemption from withholding or by making, or requiring that any agent make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority; or

    (vi)      is subject to deduction or withholding on account of any tax, assessment, or other governmental charge that is imposed or withheld by reason of the application of Section 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (the "Code") (or any successor provisions), any regulation, pronouncement, or agreement thereunder, official interpretations thereof, or any law implementing an intergovernmental approach thereto, whether currently in effect or as published and amended from time to time.

For purposes of clause (iv) above, if a security is presented for payment more than 30 days after the relevant date, we shall only be required to pay such Additional Amounts as shall have accrued as of such 30th day, and no further Additional Amounts shall accrue or become payable after such date.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Securities at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee.  We will indemnify and hold harmless each holder of Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder's net income or capital.

For additional information, see the section entitled "Tax Consequences — Canadian Taxation" in the accompanying prospectus."

### Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the Securities.

### Payment upon an Event of Default

In case an event of default with respect to the Securities shall have occurred and be continuing, the amount declared due and payable per $1,000 in principal amount of the Securities upon any acceleration of the Securities will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 in principal amount of the Securities as described under the caption "— Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date.

If the maturity of the Securities is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the Securities as promptly as possible and in no event later than two business days after the date of acceleration.

### Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities —Defeasance" are not applicable to the Securities.

### Listing

The Securities will not be listed on any securities exchange.

### Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the Securities.  The Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee).  See the descriptions contained in the accompanying prospectus under the headings "Description of Debt Securities — Ownership and Book-Entry Issuance" and "—Considerations Relating to DTC."

### Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the Securities will be payable and the transfer of the Securities will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the Securities.  The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

### Governing Law

The Securities will be governed by and interpreted in accordance with the laws of the State of New York.

## The EURO STOXX 50® Index

We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, from publicly available sources. The information reflects the policies of, and is subject to change by, the Index sponsor. The Index sponsor, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled "General Terms of the Securities— Discontinuation of the Index; Alteration of Method of Calculation" in this pricing supplement. None of us, UBS or RBCCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index was created by STOXX, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the Index began in February 1998, based on an initial Index level of 1,000 at December 31, 1991.

*Composition and Maintenance.* The Index is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Index.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

*Calculation of the Index.* The Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

$$Index = \frac{\textit{Free float market capitalization of the index}}{\textit{Adjusted base date market capitalization of the index}} \times 1{,}000$$

The "free float market capitalization of the Index" is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the Index is being calculated.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

### License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Index) in connection with certain securities, including the Securities offered hereby.

The license agreement between us and STOXX requires that the following language be stated in this document:

STOXX has no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the Securities. STOXX does not:

- sponsor, endorse, sell, or promote the Securities;
- recommend that any person invest in the Securities offered hereby or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Securities;
- have any responsibility or liability for the administration, management, or marketing of the Securities; or
- consider the needs of the Securities or the holders of the Securities in determining, composing, or calculating the Index, or have any obligation to do so.

STOXX will not have any liability in connection with the Securities. Specifically:

- STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
- the results to be obtained by the Securities, the holders of the Securities or any other person in connection with the use of the Index and the data included in the Index;
- the accuracy or completeness of the Index and its data;
- the merchantability and the fitness for a particular purpose or use of the Index and its data;
- STOXX will have no liability for any errors, omissions, or interruptions in the Index or its data; and
- Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Securities or any other third parties.

## Historical Information

The following table sets forth the quarterly high, low and period-end closing levels of the Index, as reported by Bloomberg Financial Markets. The closing level of the Index on February 26, 2014 was 3,148.19. *The historical values of the Index should not be taken as an indication of future performance. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.*

| Quarter Begin | Quarter End | Quarterly Closing High | Quarterly Closing Low | Quarterly Period-End Close |
|---|---|---|---|---|
| 1/1/2008 | 3/31/2008 | 4,339.23 | 3,431.82 | 3,628.06 |
| 4/1/2008 | 6/30/2008 | 3,882.28 | 3,340.27 | 3,352.81 |
| 7/1/2008 | 9/30/2008 | 3,445.66 | 3,000.83 | 3,038.20 |
| 10/1/2008 | 12/31/2008 | 3,113.82 | 2,165.91 | 2,451.48 |
| 1/1/2009 | 3/31/2009 | 2,578.43 | 1,809.98 | 2,071.13 |
| 4/1/2009 | 6/30/2009 | 2,537.35 | 2,097.57 | 2,401.69 |
| 7/1/2009 | 9/30/2009 | 2,899.12 | 2,281.47 | 2,872.63 |
| 10/1/2009 | 12/31/2009 | 2,992.08 | 2,712.30 | 2,966.24 |
| 1/1/2010 | 3/31/2010 | 3,017.85 | 2,631.64 | 2,931.16 |
| 4/1/2010 | 6/30/2010 | 3,012.65 | 2,488.50 | 2,573.32 |
| 7/1/2010 | 9/30/2010 | 2,827.27 | 2,507.83 | 2,747.90 |
| 10/1/2010 | 12/31/2010 | 2,890.64 | 2,650.99 | 2,807.04 |
| 1/1/2011 | 3/31/2011 | 3,068.00 | 2,721.24 | 2,910.91 |
| 4/1/2011 | 6/30/2011 | 3,011.25 | 2,715.88 | 2,848.53 |
| 7/1/2011 | 9/30/2011 | 2,875.67 | 1,995.01 | 2,179.66 |
| 10/1/2011 | 12/31/2011 | 2,476.92 | 2,090.25 | 2,316.55 |
| 1/1/2012 | 3/31/2012 | 2,608.42 | 2,286.45 | 2,477.28 |
| 4/1/2012 | 6/30/2012 | 2,501.18 | 2,068.66 | 2,264.72 |
| 7/1/2012 | 9/30/2012 | 2,594.56 | 2,151.54 | 2,454.26 |
| 10/1/2012 | 12/31/2012 | 2,659.95 | 2,427.32 | 2,626.85 |
| 1/1/2013 | 3/31/2013 | 2,749.27 | 2,570.52 | 2,624.02 |
| 4/1/2013 | 6/30/2013 | 2,835.87 | 2,511.83 | 2,602.59 |
| 7/1/2013 | 9/30/2013 | 2,936.20 | 2,570.76 | 2,893.15 |
| 10/1/2013 | 12/31/2013 | 3,111.37 | 2,902.12 | 3,109.00 |
| 1/1/2014 | 2/26/2014* | 3,168.76 | 2,962.49 | 3,148.19 |

\* As of the date of this pricing supplement, available information for the first calendar quarter of 2014 includes data for the period from January 1, 2014 through February 26, 2014. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Period-End Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of the Index from January 1, 2008 to February 26, 2014. On February 26, 2014, the closing level of the Index was 3,148.19.



HISTORIC PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE

*Source*: Bloomberg L.P. We have not independently investigated the accuracy or completeness of information obtained from Bloomberg Financial Markets.

## Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the Securities. The original issue price of the Securities includes the estimated cost of hedging our obligations under the Securities.

The original issue price of the Securities will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the Securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

In anticipation of the sale of the Securities, we expect to enter into hedging transactions with one or more of our affiliates, or with one or more of the agents or their affiliates, involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter derivative instruments linked to the Index prior to or on the Trade Date. From time to time, we, the Agents, and our respective affiliates may enter into additional hedging transactions or unwind those that we or they have entered into. In this regard, we, the agents, and our respective affiliates may:

- ♦ acquire or dispose of investments relating to the Index;

- ♦ acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the level of the Index or the price of the Index components; or

- ♦ any combination of the above two.

We, the agents, and our respective affiliates may acquire a long or short position in securities similar to the Securities from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, the agents, and our respective affiliates may close out our or their hedges on or before the Final Valuation Date. That step may involve sales or purchases of the components of the Index or over-the-counter derivative instruments linked to the Index.

## Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to indemnify UBS and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Securities that it will purchase from us to its affiliates at the price indicated on the cover of this pricing supplement.

The price to the public for all purchases of Securities is $1,000 per Security. With respect to sales to certain fee-based advisory accounts for which UBS is an investment adviser, UBS will act as placement agent at a purchase price of $10.00 per Security and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" above.

The value of the Securities shown on your account statement may be based on RBCCM's estimate of the value of the Securities if RBCCM or another of our affiliates were to make a market in the Securities (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Securities in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately two months after the issue date of the Securities, the value of the Securities that may be shown on your account statement may be higher than RBCCM's estimated value of the Securities at that time. This is because the estimated value of the Securities will not include our hedging costs and profits; however, the value of the Securities shown on your account statement during that period may be a higher amount, reflecting the addition of our estimated costs and profits from hedging the Securities. Any such excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Securities, it expects to do so at prices that reflect their estimated value. This period may be reduced at RBCCM's discretion based on a variety of factors, including but not limited to, the amount of the Securities that we repurchase and our negotiated arrangements from time to time with UBS.

For additional information as to the relationship between us and RBCCM, please see the section "Plan of Distribution—Conflicts of Interest" in the prospectus dated July 23, 2013.

Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Royal Bank of Canada and RBCCM, as agent, UBS and certain other agents that may be party to the Distribution Agreement, as amended or supplemented, from time to time, each agent, acting as principal for its own account or agent, as applicable, have agreed to purchase, and we have agreed to sell, the principal amount of securities set forth on the cover page of this pricing supplement. Each such Agent proposes initially to offer the Securities directly to the public at the public offering price set forth on the cover page of this pricing supplement. After the initial offering of the Securities, the agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of RBCCM. The underwriting arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, RBCCM may not make sales in this offering to any discretionary account without the prior written approval of the customer.

No action has been or will be taken by us, RBCCM or any dealer that would permit a public offering of the Securities or possession or distribution of this pricing supplement, or the accompanying prospectus supplement, prospectus, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the Securities, or distribution of this pricing supplement, or the accompanying prospectus supplement, prospectus or any other offering material relating to the Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the agents or any dealer.

Each agent has represented and agreed, and each dealer through which we may offer the Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Securities or possesses or distributes this pricing supplement, and the accompanying prospectus supplement, and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The Settlement Date for the Securities will be February 28, 2014, which is the second business day following the Trade Date (referred to as a "T+2" settlement cycle).

## Structuring the Securities

The Securities are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our structured notes, the economic terms of the Securities reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Securities at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that resulted in a higher initial estimated value of the Securities at the time their terms are set than if the secondary market rate was used. Unlike the estimated value included on the cover of this document, any value of the Securities determined for purposes of a secondary market transaction may be based on a different borrowing rate, which may result in a lower value for the Securities than if our initial internal borrowing rate were used.

In order to satisfy our payment obligations under the Securities, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, and the tenor of the Securities. The economic terms of the Securities and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Securities to you. The initial offering price of the Securities also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Securities on the Trade Date being less than their public offering price. See "Risk Factors—The Initial Estimated Value of the Securities Is Less than the Price to the Public" above.

## Tax Considerations

### CANADIAN FEDERAL INCOME TAX SUMMARY

Investors should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under "Tax Consequences—Canadian Taxation" in the accompanying prospectus.

### SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

*The following is a general description of the material U.S. tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Securities and receiving payments under the Securities. This summary is based upon the law as in effect on the date hereof and is subject to any change in law that may take effect after such date.*

### Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to U.S. holders (as defined in the accompanying prospectus). Except as otherwise noted under "Non-U.S. Holders" and "Foreign Account Tax Compliance Act" below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the issuer of any of the component stocks underlying any particular Index would be treated as a "passive foreign investment company" within the meaning of Section 1297 of the Code or a "U.S. real property holding corporation" within the meaning of Section 897 of the Code. If the issuer of one or more such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC and other authorities by the issuers of the component stocks included in each Index and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a security with terms described herein as a pre-paid cash-settled derivative contract in respect of the Index for U.S. federal income tax purposes, and the terms of the securities require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the securities for all tax purposes in accordance with such characterization. If the securities are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the securities in an amount equal to the difference between the amount a holder receives at such time and the holder's tax basis in the securities. In general, a U.S. holder's tax basis in the securities will be equal to the price the holder paid for the securities. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for securities of a U.S. holder who acquires the securities upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the securities. If the securities are held by the same U.S. holder until maturity, that holder's holding period will generally include the maturity date. It is possible that the Internal

Revenue Service could assert that a U.S. holder's holding period in respect of the securities should end on the date on which the amount the holder is entitled to receive upon the maturity of the securities is determined, even though the holder will not receive any amounts from us in respect of the securities prior to the maturity of the securities. In such case, a U.S. holder may be treated as having a holding period in respect of the securities that is one year or less even if the holder receives cash upon maturity of the securities at a time that is more than one year after the beginning of its holding period.

*Alternative Treatments.* Alternative tax treatments of the Securities are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the Securities, and the Internal Revenue Service might assert that the Securities should be treated, as a single debt instrument. If the Securities have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments. If the Securities are so treated, a holder would generally be required to accrue interest currently over the term of the Securities even though that holder will not receive any payments from us prior to maturity. In addition, any gain a holder might recognize upon the sale or maturity of the Securities would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Securities, and thereafter, would be capital loss. The deductibility of capital losses is subject to limitations.

If the Index periodically rebalances, it is possible that the Securities could be treated as a series of derivative contracts, each of which matures on the next rebalancing date. If the Securities were properly characterized in such a manner, a holder would be treated as disposing of the Securities on each rebalancing date in return for new derivative contracts that mature on the next rebalancing date, and a holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder's basis in the Securities (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Securities on such date.

Because of the absence of authority regarding the appropriate tax characterization of the Securities, it is also possible that the Internal Revenue Service could seek to characterize the Securities in a manner that results in other tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the Securities should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the Securities for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

*Backup Withholding and Information Reporting*. Payments made with respect to the Securities and proceeds from the sale of the Securities may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the Internal Revenue Service and to holders that are not excepted from the reporting requirements.

*Non-U.S. Holders.* The following discussion applies to non-U.S. holders of the Securities. A non-U.S. holder is a beneficial owner of a security that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Except as discussed below, a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Securities, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Securities. In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the Securities for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Securities to become subject to withholding tax, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the Securities should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

*Foreign Account Tax Compliance Act.* The Foreign Account Tax Compliance Act ("FATCA") will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. In addition, the Securities may constitute a "financial account" for these purposes and thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after June 30, 2014 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the Securities, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Securities.

Individual holders that own "specified foreign financial assets" may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Securities. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Securities in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

## Employee Retirement Income Security Act

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the Securities.

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on "employee benefit plans" (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") and on those persons who are fiduciaries with respect to ERISA Plans. Each fiduciary of an ERISA Plan should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the covered bonds. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

In addition, Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Internal Revenue Code, such as individual retirement accounts, including entities whose underlying assets include the assets of such plans (together with ERISA Plans, "Plans") and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. Governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing the Securities should consider whether the purchase or holding of such instruments might constitute a "prohibited transaction."

Royal Bank of Canada and certain of its affiliates each may be considered a "party in interest" or a "disqualified person" with respect to many employee benefit plans by reason of, for example, Royal Bank (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the Securities are acquired by or with the assets of a Plan, and with respect to which Royal Bank or any of its affiliates is a ''party in interest'' or a "disqualified person", unless those Securities are acquired under an exemption for transactions effected on behalf of that Plan by a "qualified professional asset manager" or an "in-house asset manager", for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. Section 408(b)(17) provides an additional exemption for the purchase and sale of Securities and related lending transactions where neither the issuer of the Securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than "adequate consideration" in connection with the transaction. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and any such plan, by purchasing and holding the Securities, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the Securities will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person's acquisition, disposition or holding of the Securities, or any exercise related thereto or as a result of any exercise by Royal Bank or any of its affiliates of any rights in connection with the Securities, and no advice provided by Royal Bank or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the Securities and the transactions contemplated with respect to the Securities.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the Securities, you should consult your legal counsel.

## Terms Incorporated in Master Note

The terms appearing above under the captions "Final Terms of the Securities" and "Additional Terms of the Securities" are incorporated into the master note issued to DTC, the registered holder of the Securities.

## Validity of the Securities

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Securities has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Securities have been duly executed, authenticated and issued in accordance with the Indenture, the Securities will be validly issued and, to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors' rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee's authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank's Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Securities have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Securities will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee's authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel's reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank's Form 6-K dated July 24, 2013.